SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of June, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA


_______________________________________________________________________________

                              SVG Capital plc
                           (FORMERLY KNOWN AS
               SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC)

        REDEMPTION NOTICE TO HOLDERS OF THE GBP49,000,000 4 1/2 PER CENT.
                    SUBORDINATED CONVERTIBLE BONDS DUE 2013
_______________________________________________________________________________

22 May 2006

SVG Capital plc (formerly known as Schroder Ventures International Investment Trust plc) (the "Company") announces that, under the terms and conditions of its GBP49,000,000 4 1/2 per cent. Subordinated Convertible Bonds due 2013 (the "2013 Bonds"), it is now exercising its right to call for redemption of all the 2013 Bonds in issue. JPM Chase Bank (the "Conversion Agent") has despatched to the holders of the 2013 Bonds a notice redeeming the 2013 Bonds in issue (the "Notice").

Under the terms and conditions of the 2013 Bonds, the Company may, at any time on giving not less than 21 days' notice to the holders of the 2013 Bonds, redeem some or all of the 2013 Bonds at their principal amount plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption, if at any time on or after 21 May 2006 the average closing price of the Company's Ordinary Shares for 20 consecutive dealing days immediately prior to the issue of the Notice is equal to or greater than 130 per cent. of the conversion price of 480p, being 624p.

The average closing price of the Company's Ordinary Shares over the 20 consecutive dealing days prior to the publication of the Notice was 787.23p. The closing price on Friday 19 May 2006, being the latest practicable date prior to the publication of the Notice, was 771p.

The date fixed for redemption by the Company in the Notice is 13 June 2006 (the "Exercise Date").

Holders of 2013 Bonds may, prior to 3pm on Tuesday 6 June 2006, elect, in writing to the Conversion Agent to convert their 2013 Bonds into the Company's Ordinary Shares at the conversion price of 480p.

The Company calculates the net asset value of its Ordinary Shares on a fully diluted basis, hence the conversion of the 2013 Bonds will have no impact on its diluted net asset value per Ordinary Share.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                         020 7010 8925



This announcement has been issued by the Company and is the sole responsibility of the Company.


This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful.


This announcement may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised.


This announcement does not constitute an offer of securities for sale in the United States. The securities being sold have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration. There will be no public offer of securities in the United States. The Company will not be registered under the United States Investment Company Act of 1940.


The distribution of this announcement and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company that would permit an offer of Ordinary Shares or possession or distribution of this announcement or any other offering or publicity material relating to Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.









SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 1 June, 2006


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries